FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 7th, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

CONTENTS

Results of the adjourned Annual General Meeting of Shareholders

Following the annual general meeting of the shareholders of BluePhoenix Solutions Ltd., (the “Company”) held on December 31st, 2007, an adjourned annual general meeting of the shareholders of the Company was held today.

At the shareholders meeting held on December 31, 2007, the shareholders approved nomination of directors and an outside director and their respective compensation; the compensation of Arik Kilman, the Company’s Chief Executive Officer; appointment of the Company’s independent auditors; and procurement of a “Run-Off” insurance policy for the Company’s directors and officers. The only item discussed in the adjourned meeting today, appointment of Mr. Kilman, the Company’s Chief Executive Officer, as the Chairman of the Board of Directors of the Company, was not approved by the required majority.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: Januray 7, 2008